Exhibit (a)(5)(ii)

Outbound Calling Script – Exeter Resource Corporation

Event Type: Friendly Takeover Bid Launch Date: April 20, 2017 Tender Deadline: May 26, 2017 at 5:00 p.m. (Eastern Time) Inbound Toll Free Number: 1-866-851-2743 Collect Call Number: 1-416-867-2272

CUSIP #: 301 835 104

ISIN: CA3018351047

FM: Josh Fogel

Analyst: Tom Kowalczyk

AM/PM Lead: Sophie Belec-Cross/Miguel Narvaez

Billing Code: 8294

Five 9 Campaign Name: Exeter Resources

Comment Naming Convention:

OUTBOUND INTRO

Hello, may I please speak to <shareholder FULL name>, if he/she is available?

(Ensure you properly identify shareholder by full name)

My name is <FULL name> and I’m calling on a recorded line on behalf of Goldcorp Inc. regarding the

Tender to the Friendly Takeover of Exeter Resource Corp.

Have you received Goldcorp’s Offer Documents?

INBOUND INTRO

Thank you for calling Kingsdale Advisors, my name is agent FULL name. How may I be of assistance?

(Listen to question or concern from shareholder. Locate shareholder in database and proceed below)

I would be more than happy to assist. May I confirm I am speaking with shareholder FULL name and you reside at FULL mailing address?

(If speaking with correct shareholder – continue with call and provide information or answer shareholder questions. If speaking with the incorrect shareholder – advise we have reached the wrong person.)

NOTE – if broker calling in, please gather full name, title, email address, contact number.

INBOUND PROCEDURES

1.	Check CAMPAIGN NAME to make sure we have the correct record pulled up in database.

2.	If INCORRECT RECORD populates – proceed below.

3.	If call is an institutional call – THML / NTHML or Company – ensure that call is transferred to agents who handle institutional calls.

4.	If no record populates – gather the FULL name and address information so we can update it in Five 9 and continue with the call.

If the INCORRECT RECORD populates THEN:

1.	Locate record in Five 9 by clicking on ‘Select Contact Record’ and searching by the contact number or other information (ref #, name, address, etc…)

2.	Sort search results by campaign name to pull up the correct record.

At the end of the inbound call

1.	Check REG / CDN NOBO and US NOBO lists to locate shareholder.

2.	If on lists – update all pertinent information into Five 9.

3.	If not on lists - update all contact information obtained on the call.

4.	Update CAMPAIGN NAME – Exeter Resources

5.	LIST – OBO (if not on list), CDN NOBO, REG or US NOBO (if on list)

6.	TH / retail / inbound – if blank - select inbound. If already populated with Top Holder / Retail - do not update.

7.	Send an email to call center support indicating you have either added or updated a record so they can audit and update if needed.

OUTBOUND SCRIPT – PGF	Page 1 of 4

HAVE YOU RECEIVED THE OFFER DOCUMENTS? - RESPONSES

IF NO – Shareholder has not received the Offer Documents	IF YES – Shareholder has received the Offer Documents

Goldcorp has offered to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Exeter Resource Corporation, which includes common shares of Exeter that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon exercise of Options.

Under the Offer, each holder of Exeter Shares is entitled to receive 0.12 of a common share, without par value, in the capital of Goldcorp in respect of each Exeter Share.

The Board of Directors of Exeter (the “Exeter Board”), upon the unanimous recommendation of a special committee of independent directors of Exeter and after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Exeter and the Shareholders and, accordingly, the Exeter Board UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Exeter Shares to the Offer.

Will you be tendering your shares?

Have you had the chance to review the materials and are you familiar with the Offer?

IF YES – Proceed below.

IF NO – Read resolution to be tenderd on left.

The Board of Directors of Exeter (the “Exeter Board”), upon the unanimous recommendation of a special committee of independent directors of Exeter and after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Exeter and the Shareholders and, accordingly, the Exeter Board UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Exeter Shares to the Offer.

Will you be tendering your shares?

Proceed to SHAREHOLDER RESPONSES

SHAREHOLDER RESPONSES

SHAREHOLDER IS UNDECIDED OR WILL NOT TENDER AT THAT TIME	May I ask why you are <undecided/will not tender>? Proceed to REASONS AND BENEFITS and/or Q and A.

SHAREHOLDER HAS NOT RECEIVED THE CIRCULAR OR WANTS TO REVIEW THE INFORMATION BEFORE TENDERING

Not a problem. We can follow up with you in the future once you have <received/reviewed> the information. In the meantime, are there any questions or information I can provide assistance with while I have you on the line?

IF YES – Answer questions using REASONS AND BENEFITS and/or Q and A.

IF NO – Proceed below.

All tenders to the offer matter, regardless of how many shares you hold. Please remember that you must tender your shares by May 26, 2017 at 5:00 p.m. (Eastern Time), or such earlier time as your intermediary may require.

May we follow up with you once you have had the opportunity to review the materials?

I would like to leave you with our toll free number. We can be reached at 1-866-851-2743. Please refer to reference number <ref #>. Thank you very much for your time. Have a good <day/evening>.

OUTBOUND SCRIPT – PGF	Page 2 of 4

REASONS TO TENDER TO THE SHARE OFFER BY GOLDCORP INC

Key Messages

Goldcorp believes that the Offer is compelling for the following reasons:

Significant premium to Exeter Shareholders - Based on the closing price of the Goldcorp Shares on the TSX on March 27, 2017, the Offer Consideration has a value of approximately C$2.58 per Exeter Share. This represents a premium of approximately (i) 67% over the closing price of Exeter Shares on the TSX on March 27, 2017; and (ii) 60% based on the 20-day volume-weighted average share prices of Goldcorp and Exeter on the TSX for the period ended March 27, 2017. Prior to the announcement of the Offer, the Exeter Shares had not closed on the TSX above the value of the Offer Consideration of C$2.58 since April 2012.

Continued Participation in Exeter’s Caspiche Project - Shareholders will continue to benefit from any future increases in value associated with development of the Caspiche project following its intended contribution by Goldcorp as part of the JV Transaction without the significant single asset permitting, development and financing risk to which Shareholders are currently exposed. Goldcorp’s technical and financial resources will provide Shareholders with the opportunity to realize the maximum value potential at the Caspiche project in an expeditious manner. Further, Goldcorp has well-established relationships with local communities, government officials and other stakeholders in Chile as a result of its NuevaUnión project, a 50/50 joint venture that includes Goldcorp’s El Morro deposit and Teck Resources Limited’s Relincho deposit. Goldcorp has a highly regarded operating and development philosophy, and is focused on active and long-term community engagement, which includes developing relations with local populations, governments and stakeholders to ensure sustainable development and operations.

Unanimous Exeter Board Recommendation - The Exeter Board, upon the recommendation of the Special Committee, and after consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of Exeter, and unanimously recommends that Shareholders tender their Exeter Shares to the Offer. Scotiabank and Paradigm Capital Inc. have provided opinions to the Exeter Board and the Special Committee, respectively, that the Offer Consideration to be received by the Shareholders under the transaction is fair from a financial point of view.

Greater Liquidity and Ownership in an Industry Leader - As Shareholders will receive Goldcorp Shares as consideration under the Offer, they will become investors in Goldcorp, a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines. Shareholders will benefit from a significantly larger market capitalization, sufficient trading liquidity, strong investment grade financial profile, and broader analyst coverage above that currently enjoyed by Exeter, and will also be able to participate in Goldcorp’s quarterly dividends. The average trading value of Goldcorp Shares on the TSX for the 20 trading days ended March 27, 2017 was C$88.8 million per day versus C$0.1 million for Exeter Shares. In addition, Goldcorp is covered by 23 sell-side research analysts versus three for Exeter.

Exposure to Goldcorp’s High Quality Asset Portfolio and Growth Profile - Shareholders who tender to the Offer will gain exposure to Goldcorp’s suite of low-cost mines (including the Red Lake Gold Mine in Ontario, the Porcupine Mine in Ontario, the Musselwhite Mine in Ontario, the Peñasquito Mine in Mexico, the Éléonore Mine in Québec, the Cerro Negro Mine in Argentina, and the Pueblo Viejo Mine in Dominican Republic), which collectively comprise one of the strongest production profiles among senior gold producers. Goldcorp is projected to grow production by 20% by 2021. In addition, Goldcorp’s management has committed to targeting a 20% increase in reserves and 20% lower all-in sustaining costs by 2021, which will support future growth and value creation. Goldcorp’s asset portfolio and growth strategy will provide Shareholders with increased diversification, scale and liquidity, which should enhance the value of their Goldcorp Shares going forward.

Disciplined and Focused Management Team in Place with a Proven Track Record of Value Creation - The Offer will provide Shareholders with the benefit of both the project development and operational depth of the Goldcorp management team, which has a solid track record of developing and managing world-class mines for the benefit of all stakeholders.

Financial Capacity to Secure the Future of the Caspiche Project - To successfully advance the Caspiche project, Goldcorp’s resources and technical expertise will be advantageous to overcome the significant financial and dilutive pressures that would be faced by Exeter in prevailing market conditions. Goldcorp’s balance sheet, operating cash flow and access to capital markets, , will be available to finance the development of the Caspiche project in a timely manner. Goldcorp’s investment grade balance sheet will ensure that development is financed in an optimal manner that maximizes value for all stakeholders. Goldcorp has demonstrated its ability to raise the financing required to fund significant development projects with minimal dilution to shareholders. With Goldcorp’s significant technical expertise and superior financial capacity, Goldcorp believes it is better positioned than Exeter to advance the Caspiche project through production while minimizing financing risk faced by Exeter, which may require dilutive financings that would materially impair the value of Shareholders’ investments.

Eliminates Single Asset, Country Operating and Financial Risks - Shareholders will benefit from exposure to Goldcorp’s diversified portfolio of operating mines and projects situated throughout the Americas, eliminating the single asset and country risk currently at Exeter. In addition, Shareholders will benefit going forward from Goldcorp’s strong balance sheet and financial strength, including flexibility to access capital that will enable Goldcorp to capitalize on its existing development pipeline and opportunities that arise within the industry.

Opportunity to Defer Taxation on Capital Gains - For Canadian tax purposes, Canadian resident Shareholders who hold their Exeter Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the exchange of their Exeter Shares for Goldcorp Shares pursuant to the Offer. For U.S. federal income tax purposes, the Offer is intended to qualify as a reorganization. If the Offer qualifies as a reorganization, U.S. Shareholders may qualify for the non-recognition of capital gains or losses from disposal of their Exeter Shares. U.S. tax laws are complex and the consequences may not be fully described herein. Shareholders are encouraged to consult their tax advisors. Shareholders who constitute 10% Holders will be liable to Chilean tax on the exchange, and the Offeror will withhold from payment the amount required by Chilean law. The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

OUTBOUND SCRIPT – PGF	Page 3 of 4

Low Conditionality of the Offer – The Offer is only subject to a limited number of conditions, which includes the Statutory Minimum Condition. The low conditionality of the Offer provides certainty to Shareholders that the Offer will be completed successfully and lowers the execution risk of the Offer.

Will you be tendering to the Offer?

IF YES – Proceed to SHAREHOLDER RESPONSES.

IF STILL UNDECIDED OR WILL NOT TENDER – Proceed below.

All tenders to the offer matter, regardless of how many shares you hold. If you have any questions or require further assistance in tendering, we can be reached at 1-866-851-2743. Please refer to reference number <ref #>. Thank you very much for your time. Have a nice <day/evening>.

HOW TO TENDER

REGISTERED SHAREHOLDERS

If you are a registered Shareholder, you can accept the Offer by delivering to the Depositary before the Expiry Time: (a) the certificate(s) or DRS Advices representing the Exeter Shares in respect of which the Offer is being accepted; (b) a Letter of Transmittal in the form accompanying the Offer to Purchase and Circular or a manually signed facsimile thereof properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (c) all other documents required by the instructions set out in the Letter of Transmittal. If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

BENEFICIAL SHAREHOLDERS

If your Exeter Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Exeter Shares under the Offer. You should request your nominee to effect the transaction by tendering through a book-entry transfer, which is detailed in the Offer to Purchase and Circular and thus have your Exeter Shares tendered by your nominee through CDS or DTC, as applicable. Please be aware that each Nominee will have it’s own deadline for you to submit instructions to tender your shares which may be in advance of the market deadline, please contact your Nominee well in advance if you wish to submit instructions.

ANSWERING MACHINE MESSAGE

Hello, this message is for <shareholder name>. I’m calling on behalf of Goldcorp Inc in connection with their Friendly Takeover offer of Exeter Resources Corp. The Exeter Board unanimously recommends that Exeter Shareholders accept the Offer and deposit their Exeter Shares to the Offer by no later than May 26, 2017 at 5:00 p.m. (Eastern Time).

If you have any questions or require further assistance, we can be reached toll-free at 1-866-851-2743. Please refer to reference number <ref #>. Thank you for your time.

If calling outside North America – inform shareholders they can us collect at 1-416-867-2272.

OUTBOUND SCRIPT – PGF	Page 4 of 4